The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03)5232-3331
TELEX:J26397 SWIFT Address:MTRBJPJT

02 APR 22 AM 11:43

02028552

April 18, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

Revision of Projections for Business Results and Dividend per Share for the Fiscal Year 2001 (from April 1, 2001 to March 31, 2002)

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Manager
Credit Products Department
Phone: 81-3-5232-8629
Facsimile:81-3-5232-8864

dlw 4/22

April 12, 2002

To whom it may concern:

Name of listed company:	Mitsui Trust Holdings, Inc.
Code No:	(Code No.: 8309)
Head office address:	33-1, Shiba 3-chome, Minato-ku, Tokyo
For inquiries concerning this matter:	Masaru Hashimoto Deputy General Manager Corporate Planning Department
Phone:	81-3-5232-8642

Revision of Projections for Business Results and Dividend per Share for the Fiscal Year 2001 (from April 1, 2001 to March 31, 2002)

The Company hereby announces the following revision to projections for business profit as well as dividend per share for the fiscal year 2001 (from April 1, 2001 to March 31, 2002):

1. Revision of business results projection

(1) Projection for consolidated business results for the fiscal year 2001 (from April 1, 2001 to March 31, 2002)

(Unit: 100 million yen)

	Previously announced projection (Jan 2002) (A)	Revised projection (B)	Change (B) - (A)	Change rate %
Ordinary revenue	5,100	5,100	—	—
Ordinary profit	-2,600	-3,400	-800	-30.7%
Net income	-2,100	-2,900	-800	-38.0%

[Reason for revision]

We have revised down our projections for ordinary profit and net income from the previous projections, primarily due to an increase in the write-off of nonperforming loans following the more severe assessment of loans and as well as a comprehensive disposal of securities losses and posting valuation losses at our subsidiary (The Chuo Mitsui Trust & Banking Co., Ltd.)

(2) Projection for non-consolidated business results for fiscal year 2001 (from February 1, 2002 to March 31, 2002)

(Unit: 100 million yen)

	Previously announced projection (Jan 2002) (A)	Revised projection (B)	Change (B) - (A)	Change rate %
Ordinary revenue	230	230	—	—
Ordinary profit	220	220	—	—
Net income	120	160	40	33.3%

[Reason for revision]

Net income increased because of a decline in the estimated income tax amount.

2. Revision of dividend projection

For dividends at the end of fiscal year 2001, while it is estimated that sufficient profits to pay dividends can be secured through the use of the profit on the sale of shares in subsidiaries, we have determined that it is necessary to retain the profit to ensure management stability, taking into account the current economic condition and the market environment. For this reason, we regret to announce that we will reduce payment of dividends to ¥2.5 per share of common stock. However, there will be no change in the payment of dividends on preferred stocks.

[Estimate of annual dividend per share for fiscal year ended March 2002]

		End of fiscal year		Annual dividends	
Previously announced projection (Jan 2002)	Common stock	5 Yen	00 Sen	5 Yen	00 Sen
	Class I preferred stock	40	00	40	00
	Class II preferred stock	14	40	14	40
	Class III preferred stock	20	00	20	00
Revised projection	Common stock	2 Yen	50 Sen	2 Yen	50 Sen
	Class I preferred stock	40	00	40	00
	Class II preferred stock	14	40	14	40
	Class III preferred stock	20	00	20	00

3. Compensation and bonuses for directors

The Company pays no bonuses to directors. It is continuing to reduce compensation for directors in stages prior to the merger, and in this current management environment further reduction of compensation is given consideration.

(For your reference)

1. Summary of projected operating results of the subsidiary bank (The Chuo Mitsui Trust & Banking Co., Ltd.)

(Unit: 100 million yen)

	FY 2001		
	Previously announced projection (Nov. 2001) (A)	Current projection (B)	Change (B) - (A)
Actual net operating profit*	1,550	1,550	—
Net operating profit	1,150	1,150	—
Ordinary profit	-2,800	-3,600	-800
Net income	-2,100	-2,900	-800

*Net operating profits before write-off in the trust account and provision for general reserve

- Of the respective decrease of ¥80 billion in ordinary profit and net income, a ¥40 billion portion is attributable to an increase in the disposal of bad debts to ¥170 billion from the previously estimated ¥130 billion.

[Profit and loss related to stocks, etc.]

- A comprehensive cutting of losses and posting of valuation losses involving stocks and investment trusts, etc. resulted in the figures shown in the following table:

(Unit: 100 million yen)

	Profit/loss on stocks, etc. (approximate figures and estimate)		
		Stocks	Investment trusts, etc.
Profit/loss on sales	-2,000	-1,200	-800
Valuation losses*	-1,600	-1,550	-50
Total	-3,600	-2,750	-850

*The valuation loss on other securities is estimated to be approximately ¥160 billion as a whole.

[Standards for valuation of losses]

- The following issues are subject to the posting of valuation losses:

Issues whose value fell 50% or more:	all issues
Issues whose value fell between 30% and less than 50%:	issues of all companies classified as those requiring monitoring or below Other issues whose value is not likely to recover
For companies classified as those at risk of failure or below, valuation losses were posted, even for issues whose value fell less than 30%.	


Rate of decline of stocks held
Less than 30%
30-50%
50% or more
Borrower classification
Normal borrowers
Borrowers requiring monitoring
Borrowers at risk of failure or below
Posting of valuation losses
Determining the possibility of share price recovery

[Amount of sales of stocks/investment trusts]

- For stocks, we have actively promoted sales, including sales to the Banks' Shareholder Purchase Corporation, resulting in overall sales of approximately ¥450 billion during fiscal year 2001 (on a book-value basis)
- Outstanding balance at the end of fiscal 2001 is expected to decline approximately ¥600 billion to some ¥1,300 billion, compared with a balance at the end of March 2001 of approximately ¥1,900 billion.
- In addition, investment trusts worth approximately ¥180 billion were sold in fiscal 2001.

[Valuation profit and loss on other securities]

(Unit: 100 million yen)

	End of Sep, 2001	End of Mar, 2002 (approximate figures and estimate)		
			Profit	Loss
Other securities (after posting of valuation losses)	-3,401	0	800	-800
Stocks	-2,834	100	700	-600
Bonds, other	-567	-100	100	-200

2. Estimate of the capital adequacy ratio at the end of March 2002

Mitsui Trust Holdings (consolidated basis)	Mid 10%
Tier 1ratio	Mid 5%
The Chuo Mitsui (consolidated/ non-consolidated)	Some 10%
Tier 1ratio	Some 5%

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Credit Products Department
Attn: Yusuke Hosokawa
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-8629

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
Y. Hosokawa / Credit Products Department